

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

September 23, 2011

Via E-mail
Matthew Schissler
Chief Executive Officer
Cord Blood America, Inc.
1857 Helm Drive
Las Vegas, NV 89119

> **Re:** **Cord Blood America, Inc.**
> **Form 10-K for Fiscal Year Ended December 31, 2010**
> **Filed March 31, 2011**
> **Amendment No. 1 to Form 10-Q for Fiscal Quarter Ended June 30, 2011**
> **Filed September 6, 2011**
> **File No. 000-50746**

Dear Mr. Schissler:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-Q/A for Fiscal Quarter Ended June 30, 2011

Financial Statements

Notes to Financial Statements

Note 4 – Commitments and Contingencies, page 13

1. We note your response to our prior comment seven that the business purpose of the JMJ note is to provide you with working capital. We note on January 12, 2011 you issued a $1,050,000 Convertible Promissory Note to JMJ Financial. At the same time JMJ Financial issued a Secured Collateralized Promissory Note to you in the amount of $1,000,000 which served as sole consideration to you for the issuance of the Convertible

Note to JMJ. Considering the mutual issuance of notes only between you and JMJ for approximately same amounts, clarify how these transactions provide you liquidity and working capital and expand your disclosures to discuss the business purpose of the transactions.

You may contact Blaise Rhodes at (202) 551-3774 or Raj Rajan at (202) 551-3388 if you have questions regarding comments on the financial statements and related matters.

Sincerely,

/s/ Brian K. Bhandari for

Tia Jenkins
Senior Assistant Chief Accountant